Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

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866 824 1100
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KIMBER INTERCEPTS 16.7 METRES OF 9.9 g/t GOLD EQUIVALENT AT THE CARMEN DEPOSIT, MONTERDE

November 28, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce the results of four further drill holes from its Monterde Project, Mexico. Three holes were drilled into the Carmen Deposit, with the objective of expanding and upgrading mineral resources potentially amenable to underground extraction (“Carmen Deep” target), and one hole was a condemnation hole drilled in an area south of the Carmen deposit.

“The intercept of 16.7 metres grading 5.3 g/t gold and 278.6 g/t silver in hole MTC-140 is one of a number of excellent intercepts in holes MTC-140 and MTC 144 where the Cob and Carmen structures were intersected successfully by core drilling.” said Gordon Cummings, President and CEO of Kimber Resources. “These holes contribute additional evidence of strong gold-silver mineralization in the Carmen and Cob structures at deeper levels than drilled prior to 2011 and further advance our target of expanding the much higher grade portions of the Carmen deposit at depth.”

Highlights of recent assay results from the Carmen deposit are tabulated below, while complete results for all four complete holes are attached:

							Gold
Drill Hole	Section	From	To	Intercept*	Gold	Silver	Equivalent**
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
MTC-140	33	181.6	198.3	16.7	5.3	278.6	9.9
including		181.6	186.1	4.5	8.2	556.1	17.5
including		188.1	189.4	1.3	9.1	546.0	18.2
including		193.7	195.2	1.5	20.0	118.0	21.9
and		415.6	421.3	5.7	12.1	15.9	12.4
including		418.9	419.9	1.0	42.0	50.5	42.8
MTC-144	35	128.5	151.5	23.0	1.4	98.7	3.0
including		135.7	138.1	2.4	7.5	312.3	12.7
and		489.2	491.5	2.3	11.2	17.8	11.5

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.

Drill Hole Details

Drill hole MTC-140 was collared on section 33 to test the Carmen structure south of previously released hole MTRD-477 (May 26th, 2011 News Release). The hole cut the Carmen structure

20 metres south of MTRD-477 at the 1945 metre elevation. MTC-140 returned 5.7 metres of 12.1 g/t gold and 15.9 g/t silver. Mineralization consisted of veins and veinlets of coarse grained galena and chalcopyrite with minor sphalerite in a strongly silicified felsic pyroclastic breccia. The hole also intersected strong gold and silver values in the Cob structure including 16.7 metres of 5.3 g/t gold and 278.6 g/t silver.

Drill hole MTC-144 was collared on section 35 and was designed to intercept the Carmen structure at the 1860 metres elevation level to trace previously reported high grade mineralization to the north. The hole drifted to the north and intersected the Carmen structure slightly north of section 36 at the 1860 metre elevation level. The hole returned 2.3 metre of 11.2 g/t gold and 17.8 g/t silver associated with strong silicification and veinlets of pyrite, chalcopyrite and sphalerite. Hole MTC-144 has extended the new deeper Carmen zone of high grade mineralization to nearly 300 metres in length and this high grade mineralization remains open to the north and south.

Drill hole MTRD-509 was collared on section 36 and was designed to drill test the Carmen structure at the 1600 metres level, over 300 metres deeper than previous drilling on that section. The hole returned low grade gold values from the trace of Carmen at depth but did show evidence of the structure continuing to significantly deeper levels.

Drill hole WRD-11 was drilled as part of a condemnation drilling program south of the main Carmen deposit. This hole returned 14.0 metres of 54.8 g/t Ag with anomalous gold from the possible extension of the Carmen structure in an area never previously drilled.

Illustrations

A plan view of the location of the drill holes completed in 2011, with the holes detailed in this release highlighted, can be viewed via the link below. In addition two vertical sections showing hole MTC-140 and hole MTC-144 can also be viewed via the links shown below:

Plan View of Carmen 2011 drill holes
Vertical Section Showing Drill Hole MTC-140
Vertical Section Showing Drill Hole MTC-144

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supports further development and more advanced economic studies at the Monterde deposits. The subsequent discovery of high grade gold-silver mineralization below the mineral resources used in the preliminary economic assessment adds a potentially significant new dimension to the opportunities at Monterde.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner
Vice President, Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements

Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, words such as “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold and silver, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Quality Assurance/Quality Control

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed and approved by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project and is responsible for quality control at Monterde and has verified the data being disclosed herein. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms in this news release and on its website, such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Complete table of Carmen drill results
To accompany Kimber News Release Dated November 28, 2011

							Gold
Drill Hole	Section	From	To	Intercept*	Gold	Silver	Equivalent	Structure
		(m)	(m)	(m)	(g/t)	(g/t)	(g/t)
MTC-140	33	181.6	198.3	16.7	5.3	278.6	9.9	Cob
including		181.6	186.1	4.5	8.2	556.1	17.5	Cob
including		188.1	189.4	1.3	9.1	546.0	18.2	Cob
including		193.7	195.2	1.5	20.0	118.0	21.9	Cob
and		240.7	243.7	3.0	0.7	54.8	1.6	Hilos
and		284.1	285.5	1.4	0.9	52.4	1.8	Hilos FW Splay
and		388.0	390.4	2.4	9.3	15.0	9.5	Carmen HW Splay
including		388.0	389.5	1.5	14.8	1.5	14.8	Carmen HW Splay
and		415.6	421.3	5.7	12.1	15.9	12.4	Carmen
including		418.9	419.9	1.0	42.0	50.5	42.8	Carmen
MTC-144	35	128.5	151.5	23.0	1.4	98.7	3.0	Cob
including		128.5	129.6	1.1	4.5	175.0	7.4	Cob
including		135.7	138.1	2.4	7.5	312.3	12.7	Cob
and		156.9	162.9	6.0	0.1	50.3	0.9	Unkown
and		203.1	209.0	5.9	0.1	64.1	1.2	Hilos HW Splay
including		204.4	205.7	1.3	0.1	135.0	2.3	Hilos HW Splay
and		243.5	244.7	1.2	1.4	82.9	2.7	Hilos
and		284.5	285.5	1.0	1.6	17.7	1.9	Hilos
and		300.0	306.0	6.0	0.7	11.9	0.9	Hilos FW Splay
and		432.0	433.7	1.7	1.3	3.3	1.3	Carmen HW Splay
and		489.2	491.5	2.3	11.2	17.8	11.5	Carmen
including		489.2	490.3	1.1	18.3	31.6	18.8	Carmen
MTRD-509	36	653.0	655.0	2.0	0.7	2.9	0.8	Hilos HW Splay
and		735.0	735.9	0.9	1.2	0.3	1.2	Hilos HW Splay
and		938.0	944.0	6.0	0.6	0.4	0.7	Carmen
and		958.0	961.5	3.5	0.8	0.3	0.8	Carmen FW Splay
and		993.0	1,005.2	12.2	0.7	1.3	0.7	Carmen FW Splay
WDR-11	13	38.0	40.0	2.0	1.0	92.3	2.5	Unknown
and		148.0	162.0	14.0	-	54.8	1.0	Carmen Projection

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.